United States securities and exchange commission logo





                               April 18, 2023

       Xin Wang
       Chief Executive Officer
       Bayview Acquisition Corp
       420 Lexington Ave Suite 2446
       New York, NY 10170

                                                        Re: Bayview Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 23,
2023
                                                            CIK No. 0001969475

       Dear Xin Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 23, 2023

       Cover Page

   1. We note your disclosure that "some of your executive officers are located in or have significant ties" to
China. It appears that a majority of your executive officers and directors have
significant ties to China. Provide prominent disclosure about the legal and operational risks
associated with a majority of your directors and officers having significant ties to
China. Your disclosure should make clear whether these risks could result in a material
change in your operations and/or the value of the securities you are registering for sale or
could significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to significantly decline
or be worthless. Please disclose the location of each of your
 Xin Wang
Bayview Acquisition Corp
April 18, 2023
Page 2
         sponsors. In addition, please disclose whether and how the Holding Foreign Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Please clarify that the public shareholders will not have the opportunity to vote if the board extends the period of time to consummate the business combination for up to 18 months.
3. Please clarify your disclosure regarding the underwriter's option to purchase 10% of the public units, as it appears that the underwriter will not be purchasing the units in the initial public offering. Also add appropriate risk factor disclosure regarding potential dilution to existing security holders and conflicts of interests relating to the option to purchase and the right of first refusal to act as financial advisor and sole provider of any arrangement or facility enabling the company to raise capital in connection with the business combination.
Summary, page 1

4. Please update your disclosure here and throughout your prospectus to discuss the China
         Securities Regulatory Commission ("CSRC") announcement of the implementation of the
         Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic
         Companies which took effect on March 31, 2023.
Risk Factors, page 36

5. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code; extensions, depending on the timing of the extension relative to the when the SPAC
             completes a de-SPAC or liquidates; and
             de-SPACs, depending on the structure of the de-SPAC transaction.

       Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their
FirstName LastNameXin Wang
       shares such that their redemptions would subject the SPAC to the stock buyback excise
Comapany    NameBayview
       tax, the              Acquisition that
                remaining shareholders   Corpdid not elect to redeem may
economically bear the
       impact
April 18, 2023of  the 2excise tax.
                Page
FirstName LastName
 Xin Wang
FirstName   LastNameXin
Bayview Acquisition   CorpWang
Comapany
April       NameBayview Acquisition Corp
       18, 2023
April 318, 2023 Page 3
Page
FirstName LastName
Proposed Business
Permitted Purchases of our Securities, page 109

6. We note your disclosure on page 118 stating that, in the event your sponsor, directors, executive officers, advisors or their affiliates were to purchase shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including adding a representation in any registration statement/proxy statement filed for the business combination transaction stating that any of your securities purchased by your sponsor, initial shareholders, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction. We also note your disclosure on page
         145 stating that "[i]f [you] seek shareholder approval in connection with [y]our business combination, [y]our initial shareholders have agreed to vote their founder shares and private shares as well as any public shares purchased during or after this offering in favor of our initial business combination." Please reconcile this inconsistency or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for
         guidance.
Principal Shareholders, page 139

7. Please revise your beneficial ownership table to disclose the natural person with dispositive and/or voting power for each of Peace Investment Holdings Limited and
         Bayview Holding LP.
Description of Securities
Private Warrants, page 151

8. It appears you plan to account for the public and private warrants as equity. However, we note your disclosure that the private warrants included in the private units have terms and provisions that are identical to those of the public warrants being sold as part of the public units, except that the private warrants will be non-redeemable and may be exercised on a cashless basis so long as they continue to be held by the sponsors or their permitted transferees. Please provide us with your analysis under ASC 815-40 to support your equity accounting treatment for the private warrants. Your response should address, but not be limited to, an explanation of how you determined equity treatment of the private warrants is appropriate despite the fact that the terms of the warrants appear to depend on
         the holder. In that regard, we note your disclosure that    [i]f the
private warrants included
         in the private units are held by holders other than our sponsors or their permitted transferees, the private warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in this offering.
 Xin Wang
FirstName   LastNameXin
Bayview Acquisition   CorpWang
Comapany
April       NameBayview Acquisition Corp
       18, 2023
April 418, 2023 Page 4
Page
FirstName LastName
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Michael Blankenship